Exhibit 99.1
Waldencast plc Receives Notice from Nasdaq
Related to Delay in Filing its Annual Report on Form 20-F

May 5, 2023 – New York, NY – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, received on May 4, 2023 a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

The Notice has no immediate impact on the listing of the Company’s securities, which will continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq. Under the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. If Nasdaq accepts the plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the original due date of the Form 20-F, or until October 30, 2023, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company will be subject to delisting from Nasdaq.

As previously disclosed, the Company was unable to file the Form 20-F within the prescribed time period without unreasonable effort or expense because of an ongoing review of the Company’s year-end 2022 financial statements and related issues. The Company is conducting an analysis pertaining to, among other things, certain accounting issues in connection with the sale of certain Obagi Cosmeceuticals LLC products for the Vietnam market. The Company’s Audit Committee is conducting an independent review, with the assistance of outside counsel, of the circumstances surrounding these issues to determine, among other things, whether certain accounting adjustments are necessary. This review arose from concerns regarding the lapse in renewing importation licenses in Vietnam, which are still pending, and related effects, triggering, among other things, the need for further analysis under Accounting Standards Codification Topic 606 with respect to the collectability of the relevant revenue during that period. The Company’s management and the Audit Committee are also reviewing the effectiveness of the Company’s controls over its disclosure and internal accounting and financial reporting for the year ended December 31, 2022.

The Company has been working diligently to seek to resolve these accounting issues; however, given the complexity and scope of these issues, the Company was unable to complete and file the Form 20-F by the prescribed due date without unreasonable effort and expense, and as a result, on May 2, 2023, the Company filed a Form 12b-25 with the SEC to extend the Form 20-F filing due date to May 16, 2023. The Company currently anticipates filing the Form 20-F as promptly as practicable following the resolution of the above noted issues; however, there can be no assurance as to when the Company will be able to file the Form 20-F, including whether or not it will be able to do so within the extension period of fifteen calendar days of the original due date provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, or within the additional extension period (if any) granted by Nasdaq.

Exhibit 99.1

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; the Company’s ability to file its Form 20-F within the timeline prescribed by Nasdaq; the Company’s expectations regarding the resolution of the Audit Committee review; the impact of such review on the Company’s financial statements; the timing of the resolution of the issues related to the Company’s fiscal year 2022 financial statements, including its revenue recognition analysis; the timing of the filing of the Form 20-F; anticipated changes in results of operations from the corresponding period for the last fiscal year to be reported in the Form 20-F; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results in a timely manner; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting and the potential for material weakness in the Company’s internal control over financial reporting; the impact of conversations with the Company’s lenders on cash flow, financing or financial information; covenants, defaults and events of default under the Company’s credit agreement, which could limit the Company’s ability to operate or undertake certain types of transactions and could adversely affect the Company’s liquidity; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts:

Investors
ICR
Allison Malkin/Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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